# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AYTU BIOPHARMA, INC, CIK 0001385818
CUSIP: 00218A105
Title of class of securities: Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, Colorado (CO), 80237
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001535264

## Reporting persons
- AWM Investment Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 619,574; shared voting power 0; sole dispositive power 619,574; shared dispositive power 0; aggregate amount beneficially owned 619,574 (5.8% of the class)
  Comment: AWM Investment Company, Inc., a Delaware corporation (AWM), is the investment adviser to Special Situations Private Equity Fund, L.P. (SSPE). As the investment adviser to the Fund, AWM holds sole voting and investment power over 619,574 shares of Common Stock held by SSPE.

## Item 1. Issuer
Name of issuer: AYTU BIOPHARMA, INC
Address of issuer's principal executive offices: 7900 E. UNION AVENUE, SUITE 920, DENVER, COLORADO, 80237

## Item 2. Person Filing
Name of person filing:
The person filing this report is AWM Investment Company, Inc., a Delaware corporation (AWM), which is the investment adviser to Special Situations Private Equity Fund, L.P., a Delaware limited partnership (SSPE). The principal business of the Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

David M. Greenhouse (Greenhouse) and Adam C. Stettner (Stettner) are members of MG Advisers, L.L.C., a New York limited liability company (MG), the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.
Address of principal business office or, if none, residence:
527 Madison Avenue, Suite 2600
New York, NY 10022
Citizenship: AWM is a Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 619,574
Percent of class: 5.8
Sole power to vote or to direct the vote: AWM is the investment adviser to the Fund. As the investment adviser to the Fund, AWM holds sole voting power over 619,574 shares of Common Stock held by SSPE. Greenhouse and Stettner are members of MG, the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: AWM is the investment adviser to the Fund. As the investment adviser to the Fund, AWM holds sole investment power over 619,574 shares of Common Stock held by SSPE. Greenhouse and Stettner are members of MG, the general partner of SSPE. Greenhouse and Stettner are also controlling principals of AWM.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AWM Investment Company, Inc.: Adam Stettner, Executive Vice President (02/13/2026)